Via Facsimile and U.S. Mail
Mail Stop 6010

April 26 2006

David B. Rickard
Executive Vice President, Chief Financial Officer
And Chief Administrative Officer
CVS Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Re: **CVS Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 14, 2006
      File No. 001-01011

Dear Mr. Rickard:

       We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13 – Portions of the 2005 Annual Report of Stockholders of CVS

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 18

Critical Accounting Policies, page 21

1. Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about the estimates you discussed in the critical accounting policies for your "Impairment of Long-Lived Assets", "Closed Store Lease Liability", "Self-Insurance Liabilities" and "Inventory" policies:

- The amount of changes in the estimate in each period presented or that changes in the estimate have not been material; and,

- The effect on the account, at the latest balance sheet date, of a reasonably likely change in the estimate or that the expected effect of reasonably likely changes is not material.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar M. Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant